AMENDED AND RESTATED

INVESTMENT SUB-ADVISORY AGREEMENT

THE AMENDMENT, effective as of September 1, 2021 (the “Amendment”), among J.P. Morgan Private Investments Inc. (the “Adviser”), BNY Mellon Asset Management North America Corporation (currently, Mellon Investments Corporation) (“Mellon”) and Insight North America LLC (“Insight”), as successor sub-advisor to its affiliate, Mellon, amends the Investment Sub-Advisory Agreement dated June 22, 2018 between the Adviser and Mellon (as amended from time to time, the “Agreement”) Capitalized terms used herein not otherwise defined shall have the meaning set forth in the Agreement.

WHEREAS, The Bank of New York Mellon Corporation, the parent company of Mellon, the current sub-adviser to the Fund, is restructuring the advisory business of its wholly-owned subsidiaries and as part of this restructuring will transfer the Mellon portfolio management team responsible for managing the assets of the applicable series of the Six Circles Trust from Mellon to its affiliate, Insight North America LLC;

WHEREAS, the portfolio management team is not changing upon transfer to Insight and Mellon and Insight currently share the same indicia of common ownership and control by The Bank of New York Mellon Corporation and will continue to do so after the transfer and therefore it has been determined that there is no assignment of the Agreement under Section 15(a)(4) of the Investment Company Act of 1940;

WHEREAS, the Parties desire to amend the Agreement to memorialize the aforementioned transfer and establish Insight as the Sub-Adviser under the Agreement; and

WHEREAS, Section 14 of the Agreement provides that the Agreement may be amended by a written instrument signed by both Parties.

NOW, THEREFORE, in consideration of the premises and mutual promises hereinafter set forth, the Parties hereto agree as follows:

W I T N E S S E T H:

1.

The Parties hereby agree to amend the Agreement so that Insight shall become the Sub-Adviser under the Agreement and that all references to BNY Mellon Asset Management North America Corporation in the Agreement are hereby replaced with Insight North America LLC, to become effective on the date set forth above (the “Effective Date”).

2.

After the Effective Date, the Adviser and/or the Trust will still be entitled to recover losses for any matter for which Mellon would have been liable had the transfer not occurred and Mellon will retain all records required under the Agreement for the period specified or transfer such records to Insight so as to be accessible to the Adviser and/or the Trust.

3.	Except to the extent amended hereby, the Agreement and all of its terms shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be executed by their duly authorized signatories as of the date and year first written above.

J.P. MORGAN PRIVATE INVESTMENTS INC.

By:	/s/ Mary Savino
Name:	Mary Savino
Title:	Managing Director

INSIGHT NORTH AMERICA LLC

By:	/s/ John Ariola
Name:	John Ariola
Title:	Head of Financial Analysis

MELLON INVESTMENTS CORPORATION

By:	/s/ Michael Germano
Name:	Michael Germano
Title:	CEO, Active Management